UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Franklin Wireless Corp.

(Exact name of registrant as specified in its charter)

Nevada	001-14891	95-3733534
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

6205 Lusk Blvd. San Diego, CA	92121
(Address of principal executive offices)	(Zip Code)

Richard Walker                           (858) 623-0000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Franklin Wireless Corp. reviewed its current product line and determined that certain products we contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). Having conducted a reasonable country of origin inquiry in good faith with these contracted manufacturers, Franklin Wireless has determined that our supply chain to be “DRC conflict undeterminable” (terms as defined in the Rule) and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Franklin Wireless Corp.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at: www.franklinwireless.com.

Item 1.02 Exhibit

Exhibit 1.02 - Conflict Minerals Report

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 - Conflict Minerals Report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FRANKLIN WIRELESS CORP.

(Registrant)

/s/ Richard Walker		June 2, 2014
Name:	Richard Walker	(Date)
Title:	Chief Financial Officer

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